Exhibit 99.1

ZYMOGENETICS, INC.

PROPOSED STOCK OPTION EXCHANGE PROGRAM

FREQUENTLY ASKED QUESTIONS (FAQ)

October 30, 2009

1.	Why does ZymoGenetics intend to offer the proposed stock option exchange program to employees?

We believe that stock options are a critical tool to align our employees’ interests with those of shareholders. We have historically granted stock options to incentivize, reward and motivate our employees and to encourage them to continue their employment with us. We believe that an effective and competitive employee incentive program is imperative for the future growth and success of our business.

2.	When would the stock option exchange program take place?

If approved by our shareholders at a special meeting to be held on November 10, 2009, we currently expect to commence the proposed stock option exchange program in mid-November 2009. From the time the option exchange commences, eligible employees will be given at least 20 business days to make an election to surrender for cancellation all or a portion of their eligible options, on a grant-by-grant basis, in exchange for new options. The new options will be issued promptly following the completion of the election period, which we currently expect will occur in mid-December 2009.

Employees should keep in mind that even if approved by our shareholders on November 10, 2009, our Board of Directors retains the authority, in its sole discretion, to delay, or not to implement, the program.

3.	Why is ZymoGenetics submitting the stock option exchange program for shareholder approval?

While our 2001 Stock Incentive Plan does not specifically require us to seek shareholder approval for the proposed option exchange, we are subject to the rules of the NASDAQ Global Market, which require shareholder approval for the program.

4.	Who would be eligible to participate in the stock option exchange program? Who is not eligible?

If approved, the program will be open to all regular employees of ZymoGenetics on the date the program commences, including our executive officers. The program will not be available to the non-employee members of our Board of Directors, or any former employees. If an optionholder is no longer an employee with ZymoGenetics for any reason on the date that the new grants are made, even if he or she had elected to participate and had tendered his or her stock options for exchange in the program, such employee will not be able to participate in the program. Employees who are on a leave of absence will be eligible to participate in the same manner as regular employees.

5.	What options will be eligible for exchange under the stock option exchange program?

Stock options must have an exercise price greater than or equal to $7.90 per share in order to be eligible for the program. Eligible participants will be permitted to exchange their eligible stock options on a grant-by-grant basis. If the market price of our stock changes significantly before the program commences, this threshold price could be adjusted.

6.	If I participate in the stock option exchange program, how will the number of new stock options I receive be determined? Can you provide me with an example of how the exchange ratios work?

The exchange ratio attempts to equalize the current value of the original stock options held by the eligible employee and the value of the new stock options that will be granted in exchange. The value of the options exchanged will be approximately equal to the value of the new options received. The value of the original stock options is determined by such factors as the original grant price (the higher the stock price, the less valuable the option), the year the stock option was granted (the older the stock option, the less time for it to appreciate making it less valuable), and the volatility of our stock (more stable stocks are less likely to show significant appreciation and are therefore less valuable). These same factors are also applied to the new stock options. The valuation is subject to U.S. accounting standards which define how all companies report the associated expense of the option grants.

The table below shows how these standards could apply to stock options that might be eligible for exchange in the ZymoGenetics program. This table reflects the current assumptions used in our proposal to shareholders and may change once we apply the final factors in effect at the time we launch the program.

Exercise Price of Eligible Stock Options	Exchange Ratio
Greater than or equal to $7.90 per share, but less $9.79 per share	1.25 to 1
Greater than or equal to $9.80 per share, but less $16.62 per share	1.75 to 1
Greater than or equal to $16.63	2.50 to 1

The exchange ratios would be applied in one of three tiers as the example above describes.

7.	What will be the exercise price of the replacement stock options?

The new stock option grant will be granted with an exercise price equal to the closing price of ZymoGenetics stock on the new stock option grant date (which will be shortly after the close of the program) as reported on the NASDAQ Global Market.

8.	What would be the vesting schedule of the new options?

There are two potential vesting schedules for the new stock options issued in the program. New stock options issued in exchange for wholly- or partly-unvested stock options would vest on a three-year schedule, with one-third of the shares vesting on the first anniversary of the grant, and the remainder vesting on a quarterly basis over the next two years. New stock options issued in exchange for fully-vested stock options would vest on a two-year schedule, with 50% of the shares vesting on the first anniversary of the grant, and the remainder vesting on a quarterly basis over the next year. The continued vesting of the new stock options is subject to continued employment by ZymoGenetics.

9.	If I elect to participate, when will I receive my new stock option grant?

Assuming the program is approved by our shareholders at a special shareholders’ meeting currently scheduled for November 10, 2009 and that we are able to and choose to commence the program in mid-November, we expect to issue the new options before the end of the current calendar year.

10.	Would I owe taxes if I participated in the stock option exchange program?

We believe the option exchange should be treated as a non-taxable exchange and no income should be recognized for U.S. federal income tax purposes upon grant of the new options; however the tax consequences of the option exchange are not entirely certain. We recommend that you consult your own accountant or financial advisor for additional information about your personal tax situation.

11.	Do I have to participate in the stock option exchange program?

Participation in the program is completely voluntary, and you can opt to participate on a grant-by-grant basis. If you choose not to participate, you would keep your existing options and would not receive any new options under the program. No changes would be made to the terms of your current options.

12.	Does ZymoGenetics recommend that eligible employees participate in the stock option exchange program, if approved?

ZymoGenetics is providing substantial information to assist you in making your own informed decision. You may seek your own outside legal counsel, accountant and/or financial advisor for further advice. No one from ZymoGenetics is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.

13.	What are the next steps in the proposed stock option exchange program?

There is no action required by employees at this time. Below is the expected timeline of key events for the program:

November 10th: Special Shareholders Meeting

November 11th: Communicate outcome of the Shareholders Meeting to employees

Mid-November: Launch the program and issue the Schedule Tender Offer documents

(Comprehensive information provided to eligible employees. Educational materials will help employees decide whether or not to participate in the program).

Mid-December: Planned conclusion of the program and granting of new stock options

14.	Where can I go if I have additional questions about the stock option exchange program?

a.	You can access a copy of our definitive proxy statement at www.sec.gov.

b.	Additional information will be sent to you when we file the Schedule TO (Tender Offer) with the SEC.

c.	If you have questions regarding the stock option exchange program, please see Tamara Donnelly or Darren Hamby.

The stock option exchange program (the “Option Exchange”) has not yet commenced and will not commence unless the requisite shareholder approval is obtained at the Special Meeting of Shareholders to be held on November 10, 2009. Even if shareholder approval is obtained, we (the “Company”) may still decide later not to implement the Option Exchange.

Upon commencement of the Option Exchange, the Company will provide employees eligible to participate with certain written materials explaining the precise terms of the Option Exchange. The Company will also file these written materials with the SEC as part of a Tender Offer Statement on Schedule TO. ELIGIBLE EMPLOYEES ARE URGED TO READ THESE WRITTEN MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OPTION EXCHANGE. The written materials described above and other documents filed with the Securities and Exchange Commission (the “SEC”) may be obtained free of charge from the SEC’s website at www.sec.gov. In addition, employees eligible to participate in the Option Exchange may obtain free copies of documents filed with the SEC by contacting the Company’s investor relations department at its principal executive offices located at 1201 Eastlake Avenue East, Seattle, Washington, 98102-3702, telephone number (206) 442-6000, or through the Company’s website at www.zymogenetics.com.